Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

Commission File No.: 001-37557

Date: April 22, 2026

The following are excerpts of the transcript of Boston Scientific Corporation’s Q1 2026 Earnings Call, held on April 22, 2026.

22-April-2026

Boston Scientific Corp. (BSX)

Q1 2026 Earnings Call

CORPORATE PARTICIPANTS

Lauren Tengler
Vice President-Investor Relations, Boston Scientific Corp.

Michael F. Mahoney
Chairman & Chief Executive Officer, Boston Scientific Corp.

Jonathan Richard Monson
Executive Vice President & Chief Financial Officer, Boston Scientific Corp.

Dr. Ken Stein
Chief Medical Officer, Boston Scientific Corp.

MANAGEMENT DISCUSSION SECTION

[ . . . ]

Lauren Tengler
Vice President-Investor Relations, Boston Scientific Corp.

Thank you, Bailey, and thanks to everyone for joining us. With me today are Mike Mahoney, Chairman and Chief Executive Officer; Jon Monson, Executive Vice President and Chief Financial Officer. During the Q&A session, Mike and Jon will be joined by our Chief Medical Officer, Dr. Ken Stein.

We issued a press release earlier this morning announcing our Q1 2026 results, which included reconciliations of the non-GAAP measures used in this release. The release, as well as reconciliations of the non-GAAP measures used in today’s call, can be found on the Investor Relations section of the website.

Please note that on the call operational revenue excludes the impact of foreign currency fluctuations, and organic revenue further excludes certain acquisitions and divestitures, for which there is less than a full period of comparable net sales.

Guidance excludes the previously announced agreement to acquire Penumbra, which is expected to close in 2026, subject to customary closing conditions. For more information, please refer to the Q1 Financial and Operational Highlights deck, which may be found in the Investor Relations section of our website.

On this call, all references to sales and revenue are organic, and relative growth is compared to the same quarter in prior year, unless otherwise specified. This call contains forward-looking statements regarding, among other things, our financial performance, business plans, and product performance and development. These statements are based on our current beliefs, using information available to us as of today’s date, and are not intended to be guarantees of future events or performance.

If our underlying assumptions turn out to be incorrect, or certain risks or uncertainties materialize, actual results could vary materially from those projected by the forward-looking statements.

Factors that may cause such differences are discussed in our periodic reports and other filings with the SEC, including the Risk Factors section of our most recent Annual Report on Form 10-K. Boston Scientific disclaims any intention or obligation to update these forward-looking statements, except as required by law.

In addition, this call does not constitute an offer to sell or the solicitation of any offer to buy any securities or solicitation of any vote or approval in connection with the proposed transaction with Penumbra. Boston Scientific has filed with SEC a registration statement on Form S-4 containing a proxy statement of Penumbra and a prospectus of Boston Scientific that contains important information about Penumbra, Boston Scientific, the proposed transaction, and related matters.

At this point, I’ll turn it over to Mike.

Michael F. Mahoney
Chairman & Chief Executive Officer, Boston Scientific Corp.

[ . . . ]

We remain excited about the opportunity to add the Penumbra team and highly differentiated portfolio to Boston Scientific. We anticipate that the deal will close in the second half of 2026, subject to the Penumbra shareholder vote on May 6th and the receipt of the remaining regulatory clearances.

[ . . . ]

With that, I’ll hand it over to Jon.

[ . . . ]

Jonathan Richard Monson
Executive Vice President & Chief Financial Officer, Boston Scientific Corp.

[ . . . ]

Our top capital allocation priority remains strategic tuck-in M&A, followed by share repurchase. In alignment with this strategy, we recently closed the acquisition of Valencia Technologies, which complements our Urology business, and we expect our announced acquisition of Penumbra to close in the second half of 2026.

[ . . . ]

QUESTION AND ANSWER SECTION

[ . . . ]

David Roman

Goldman Sachs

Thank you. Good morning, everybody. I wanted maybe just to toggle over to the other 70-plus percent of the business end that’s non-EP and WATCHMAN—and appreciate some of the dynamics that you walked through on the call—but maybe you could unpack a little bit for us in more detail, kind of where you see that cohort of the business going, some of the specific product launches that you expect to see in 2026 and 2027 that we should be watching, and the extent to which that piece of the business can get back toward kind of an 8% growth level where it was, call it, before the ACURATE discontinuation.

Michael F. Mahoney
Chairman & Chief Executive Officer, Boston Scientific Corp.

[ . . . ]

The Interventional Oncology business grew mid-teens—and I talked about a key workflow launch that they additionally had, along with some tuck-in M&A that they’re executing on. And hopefully, the shareholder vote goes positive for us with Penumbra on May 7th.

And we’re really excited about that team, which is extremely talented and brings a really differentiated portfolio in gaps that we have across Boston Scientific in that category.

So, particularly in combination—you know, standalone without Penumbra, that business is doing extremely well. In the future—ideally with Penumbra—that’s a very unique, powerful growth driver for the company over this LRP period. And I think a lot of the discussion will still be on WATCHMAN and EP, but much more will pivot to that area given the launches and momentum in that area.

[ . . . ]

Matthew O’Brien

Piper Sandler

Good morning. Thanks for taking the question. I was hoping to talk a little bit about Penumbra. I know the vote’s coming up here in just a few weeks. Just curious about Boston’s comfort level in adding additional cash to that transaction, if required, just given the pullback in your stock and the degradation in the value of the overall transaction. If that were to be the case, would you still be committed to the deal at the current—or at the previous valuation—if a higher cash component is required? Thanks.

Michael F. Mahoney
Chairman & Chief Executive Officer, Boston Scientific Corp.

Yes, I would just comment on Penumbra in general. We’ve gotten to know their leadership team extremely well. We’ve really focused on the winning spirit of the—the momentum of the ICVT team we have and the potential addition to Penumbra. We think is a very, very powerful business and combination over time.

We’ve said many, many times that we essentially plan to run Penumbra as a business unit consistent with how we do Boston Scientific: global presidents, keeping their strong commercial team intact, keeping their R&D pipeline. So, we have a very solid way to maintain and enhance the Penumbra momentum post-closing. We have the shareholder vote on May 7th. We’re hopeful and confident that will be approved as planned.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” “intend” and similar words. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. These forward-looking statements include, among other things, statements regarding the financial and business impact of the Transaction and anticipated benefits of the Transaction, the closing of the Transaction and the timing thereof, business plans and strategy, product launches and product performance and impact, clinical programs, and expected financial results. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this communication. As a result, readers are cautioned not to place undue reliance on any of our forward-looking statements.

Factors that may cause such differences include, among other things: economic conditions, including the impact of foreign currency fluctuations; future U.S. and global political, competitive, reimbursement and regulatory conditions, including changing trade and tariff policies; geopolitical events; manufacturing, distribution and supply chain disruptions and cost increases; disruptions caused by cybersecurity events; disruptions caused by public health emergencies or extreme weather or other climate change-related events; labor shortages and increases in labor costs; variations in outcomes of ongoing and future clinical trials and market studies; new product introductions; expected procedural volumes; the closing and integration of acquisitions, including the ability to achieve the anticipated benefits of the proposed transaction and successfully integrate Penumbra’s operations; business disruptions (including disruptions in relationships with employees, customers or suppliers) following the announcement and/or closing of the proposed Transaction; demographic trends; intellectual property; litigation; financial market conditions; future business decisions made by us and our competitors; the conditions to the completion of the proposed Transaction, including the receipt of the required regulatory approvals and clearances, may not be satisfied at all or in a timely manner; and the closing of the proposed Transaction may not occur or may be delayed. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect each of Boston Scientific Corporation’s (the “Company”) and Penumbra, Inc.’s (“Penumbra”) businesses and future operations, see Part I, Item 1A - Risk Factors in the Company’s and Penumbra’s respective most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which may be updated in Part II, Item 1A - Risk Factors in Quarterly Reports on Form 10-Q each company has filed or will file hereafter.

The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements, except as required by law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Important Information and Where to Find It

In connection with the proposed Transaction, the Company has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Penumbra, and Penumbra has mailed the Proxy Statement/Prospectus to its stockholders and has filed other documents regarding the proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Penumbra may file with the SEC in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR Penumbra WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and/or Penumbra through the website maintained by the SEC at www.sec.gov. Security holders will be able to obtain free copies of the documents filed by the Company with the SEC on the Company’s website at investors.bostonscientific.com/ or by contacting Company Investor Relations at BSXInvestorRelations@bsci.com, or by calling 508-683-4479. Security holders will also be able to obtain free copies of the documents filed by Penumbra with the SEC on Penumbra’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Penumbra Investor Relations at investors@penumbrainc.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Penumbra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Penumbra’s stockholders in connection with the proposed Transaction. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus and other relevant materials filed with the SEC. These documents may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at investors.bostonscientific.com/.

Information regarding the Company’s directors and executive officers is contained in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in the Company’s proxy statement for its 2026 annual meeting of stockholders, which was filed with the SEC on March 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000025/bsx-20260318.htm), in the section entitled “Boston Scientific Executive Compensation” included in the Company’s registration statement on Form S-4, which was filed with the SEC on February 27, 2026 (and which is available at https://www.sec.gov/Archives/edgar/data/885725/000110465926021633/tm266847-1_s4.htm), and in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 17, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000885725/000088572526000010/bsx-20251231.htm). To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Penumbra’s directors and executive officers is contained in the sections entitled “Proposal No. 1: Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in Penumbra’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in Penumbra’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 25, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001321732/000132173226000007/pen-20251231.htm) and in Penumbra’s Form 8-K filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of Penumbra’s securities by the directors and executive officers of Penumbra have changed from the amounts of securities of Penumbra held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.